                                                                    Exhibit 13.2


                                 IVANHOE MINES
                              FIRST QUARTER REPORT
                                 MARCH 31, 2002

TABLE OF CONTENTS


ITEM 1.  FINANCIAL STATEMENTS
         Consolidated Balance Sheets at March 31, 2002 (unaudited) and December 31, 2001

         Unaudited Consolidated Statements of Operations and Deficit for the Three Month Period ended March 31, 2002 and 2001

         Unaudited Consolidated Statements of Cash Flows for the Three Month Period ended March 31, 2002 and 2001

         Notes to the Unaudited Consolidated Financial Statements

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

IVANHOE MINES LTD.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                         MARCH 31,            DECEMBER 31,
(STATED IN U.S. $000'S)                                                                   2002                   2001
                                                                                       -----------            ------------
                                                                                       (UNAUDITED)
ASSETS

CURRENT
   Cash                                                                                  $  36,110              $  25,805
   Accounts receivable                                                                       4,091                  2,423
   Inventories                                                                              22,840                 22,529
   Prepaid expenses                                                                          1,905                  1,333
   Future income taxes                                                                       3,736                  4,635
                                                                                         ---------              ---------
                                                                                            68,682                 56,725
INVESTMENTS                                                                                  6,569                  4,823
MINING PROPERTY, PLANT AND EQUIPMENT                                                       188,680                181,670
OTHER CAPITAL ASSETS                                                                           713                    524
FUTURE INCOME TAXES                                                                          2,772                  2,440
OTHER ASSETS                                                                                 1,438                  1,420
                                                                                         ---------              ---------
                                                                                         $ 268,854               $247,602
                                                                                         =========              =========
LIABILITIES

CURRENT
   Accounts payable and accrued liabilities                                              $  22,433              $  15,407
   Accrued loss on foreign exchange contract                                                12,452                 15,450
   Current portion of long-term debt                                                        26,937                 20,133
                                                                                         ---------              ---------
                                                                                            61,822                 50,990
LOANS PAYABLE TO RELATED PARTIES                                                             4,894                  4,696
LONG-TERM DEBT                                                                              38,279                 41,837
FUTURE INCOME TAXES                                                                         13,842                 13,731
OTHER LIABILITIES                                                                            3,759                  6,177
                                                                                         ---------              ---------
                                                                                           122,596                117,431
                                                                                         =========              =========

SHAREHOLDERS' EQUITY

SHARE CAPITAL
  Authorized
    Unlimited number of preferred shares without par value
    Unlimited number of common shares without par value
  Issued and outstanding 181,266,048 (2001 - 171,158,484) common shares                    475,953                460,389
Additional paid-in capital                                                                   1,532                  1,697
DEFICIT                                                                                   (331,227)              (331,915)
                                                                                         ---------              ---------
                                                                                           146,258                130,171
                                                                                         ---------              ---------
                                                                                         $ 268,854              $ 247,602
                                                                                         =========              =========


APPROVED BY THE BOARD:



-----------------------------------          -----------------------------------
Director                                     Director

IVANHOE MINES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)
--------------------------------------------------------------------------------

                                                                              Three months ended March 31,
                                                                           ----------------------------------
(STATED IN U.S. $000'S)                                                      2002                    2001
                                                                           ---------              -----------
                                                                                                  (Note 1(c))
REVENUE                                                                    $  21,775                $  18,035
COST OF OPERATIONS                                                           (15,041)                  (9,735)
DEPRECIATION AND DEPLETION                                                    (2,261)                  (2,745)
                                                                           ---------                ---------
OPERATING PROFIT                                                               4,473                    5,555

OTHER EXPENSES
  General and administrative                                                  (1,682)                  (1,328)
  Interest on long-term debt                                                  (1,230)                  (2,566)
  Exploration expenses                                                        (2,878)                    (881)
  Depreciation                                                                   (40)                     (42)
                                                                           ---------                ---------
EARNINGS (LOSS) BEFORE THE FOLLOWING                                          (1,357)                     738
                                                                           ---------                ---------

OTHER INCOME (EXPENSES)
  Mining property shut-down costs                                               (622)                    (977)
  Interest income                                                                194                      524
  Foreign exchange gain/(loss)                                                   305                  (13,522)
  Other                                                                        2,969                       60
                                                                           ---------                ---------
                                                                               2,846                  (13,915)
                                                                           ---------                ---------
INCOME (LOSS) BEFORE INCOME AND CAPITAL TAXES                                  1,489                  (13,177)
  (Provision for) recovery of income and capital taxes                          (801)                   4,238
                                                                           ---------                ---------
NET INCOME (LOSS)                                                                688                   (8,939)
DEFICIT, BEGINNING OF PERIOD                                                (331,915)                (246,917)
                                                                           ---------                ---------
DEFICIT, END OF PERIOD                                                     $(331,227)               $(255,856)
                                                                           =========                =========

INCOME (LOSS) PER SHARE
  Basic                                                                    $    0.00                $   (0.07)
  Fully Diluted                                                            $    0.00                $   (0.07)
                                                                           =========                =========
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING (IN 000'S)                                                     172,144                  124,916
                                                                           =========                =========

IVANHOE MINES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                  Three months ended March 31,
                                                                                               ---------------------------------
(STATED IN U.S. $000'S)                                                                          2002                   2001
                                                                                                -------              -----------
                                                                                                                     (Note 1(c))
OPERATING ACTIVITIES
  Net income/(loss)                                                                             $   688                $  (8,939)
  Items not involving use of cash
    Depreciation and depletion                                                                    2,301                    2,787
    Write-down of work-in-progress inventory                                                      1,664                        -
    Non-cash interest expense                                                                       684                    1,215
    Unrealized foreign exchange (gain) loss                                                      (3,752)                   8,926
    Provision for future waste mining costs and mine reclamation obligation                         164                       79
    Gain on sale of investments                                                                    (508)                     (60)
    Non-cash recovery of bad debt                                                                (1,248)                       -
    Future income taxes                                                                             679                   (4,245)
                                                                                                 ------                  -------
                                                                                                    672                     (237)
  Net change in non-cash operating working capital items                                         (1,189)                  (6,437)
                                                                                                 ------                  -------
                                                                                                   (517)                  (6,674)
                                                                                                 ------                  -------

INVESTING ACTIVITIES
  Expenditures on mining property, plant and equipment                                           (5,248)                  (1,834)
  Expenditures on other capital assets                                                             (252)                       -
  Other                                                                                             (18)                      83
                                                                                                 ------                  -------
                                                                                                 (5,518)                  (1,751)
                                                                                                 ------                  -------

FINANCING ACTIVITIES
  Share capital issued                                                                           15,399                       92
  Proceeds from sale of investment                                                                   10                        -
  Proceeds from long-term debt                                                                    4,946                        -
  Repayment of long-term debt                                                                    (4,015)                  (4,639)
                                                                                                -------                  -------
                                                                                                 16,340                   (4,547)
                                                                                                -------                  -------
NET CASH INFLOW/(OUTFLOW)                                                                        10,305                  (12,972)
CASH, BEGINNING OF PERIOD                                                                        25,805                   40,373
                                                                                                -------                  -------
CASH, END OF PERIOD                                                                             $36,110                  $27,401
                                                                                                =======                  =======

CASH IS COMPRISED OF:
  Cash on hand and demand deposits                                                              $16,128                   $3,057
  Time deposits
    Restricted                                                                                    4,456                    5,666
  Short-term money market instruments
    Restricted                                                                                    9,000                    2,765
    Unrestricted                                                                                  6,526                   15,913
                                                                                                -------                  -------
                                                                                                $36,110                  $27,401
                                                                                                =======                  =======

Supplementary information (Note 7)

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. dollars)
(Unaudited)
--------------------------------------------------------------------------------

1) BASIS OF PRESENTATION


   a) These interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company for the year ended December 31, 2001.

   b) The Company has adopted the recommendations of the new CICA Handbook
      Section 3870, Stock-based Compensation and Other Stock-based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company has adopted the intrinsic value method in accounting for stock options granted to employees and directors and the disclosure only provision with respect to the fair-value method (Note 5).

      In all other respects, these financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.


   c) The comparatives figures in these interim financial statements have been restated to give retroactive effect to the accounting change with respect to foreign currency translation as described in Note 3 (b) to the annual financial statements for the year ended December 31, 2001. This change has resulted in a decrease of $2,232,000 ($0.02 per share) in the net loss for the three months ended March 31, 2001.


2) ABM MINING LIMITED ("ABM")

      The recent sharp global slow down in the steel industry has resulted in reduced demand for iron ore pellets. As there are no immediate prospects for an early recovery in the iron ore market, the Savage River operation commenced, in the third quarter of 2001, a restructuring of the mine plan and negotiated additional bank loans aggregating Australian ("A") A$19.3 million to March 31, 2002. The Savage River operation is continuing its efforts in negotiating with its major stakeholders but there can be no assurance that the Savage River operation will be able to obtain the desired additional suitable concessions from the major stakeholders.

      If suitable concessions from the major stakeholders are not obtained, or if the Savage River operations deteriorate, the Company may not continue to provide financial support to ABM. In this case, ABM may not be able to continue as a going concern and accordingly, adjustments may be required to the carrying values and classifications of its assets and liabilities.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. dollars)
(Unaudited)
--------------------------------------------------------------------------------


2) ABM MINING LIMITED ("ABM") (CONTINUED)

      In 2001, the Company made an impairment provision of $53.8 million with respect to this project. The Company will continue to review the carrying value of the Savage River capital assets on a regular basis for indications of further impairment. The economics of the Savage River Mine Project are particularly sensitive to changes in selling prices and operating costs. As a consequence, any adverse changes in those selling prices and/or operating costs would result in further impairment provisions and those provisions may be material. As at March 31, 2002, the carrying value of the Savage River capital assets was $47.0 million.

3) MYANMAR IVANHOE COPPER COMPANY LIMITED ("JVCO")

      At March 31, 2002, JVCo was not in compliance with its credit agreement's minimum working capital requirement. If JVCo receives a notice of default from its lenders, JVCo will have 20 banking days to cure this non-compliance. At the end of that period, if the non-compliance remains uncured, the lenders will have the right to demand immediate repayment of the loan from JVCo. In that case, the long-term portion of the project loan, amounting to $18.75 million at March 31, 2002, would be reclassified to current liabilities.

      JVCo is confident that this non-compliance will be resolved by negotiating with its lenders an amendment to the credit agreement. There can be no assurance, however, that an amendment to the credit agreement will be obtained.


4) COMMITMENT

      ABM has entered into a contract to deliver U.S.$5 million of currency each month until February 2003 at U.S. $0.6817 per A$1. This forward sales contract is not designated as a hedge by the Company and, as a result, marked to market gains or losses are recognized in operations in the period in which changes in the market value of the contract occurs. At March 31, 2002, the remaining obligation under this contract was $54.2 million. The accrued unrealized loss at March 31, 2002 amounts to $12.5 million.

      Commencing in the third quarter of 2001, ABM negotiated a deferral of this currency contract with the holder, UBS Australia Limited, resulting in an increase in the existing bank loan facilities since that time (Note 2). The additional loan facility is repayable in various payments between May 2002 to December 2004.

5) SHARE CAPITAL

      During the three month period ended March 31, 2002 the Company completed financings consisting of the issue of 6,452,800 Common Shares at an issue price of $1.55 and 2,932,364 Common Shares at an issue price of $1.71. Aggregate gross proceeds to the Company from these financings was $15 million.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. dollars)
(Unaudited)
--------------------------------------------------------------------------------

5) SHARE CAPITAL (CONTINUED)

      In the first quarter of 2002, the Company granted a total of 100,000 stock options, 710,475 options were exercised, and 465,000 options were cancelled.

      Stock options outstanding at May 28, 2002 totaled 12,823,769 with exercise prices and expiry dates ranging from Cdn $0.95 to Cdn $12.05 and November 8, 2003 to May 10, 2008, respectively. At May 28, 2002, a total of 199,151,572 Common Shares of the Company were outstanding.

      The Company accounts for its stock-based compensation plan using the intrinsic-value method. Under this method, compensation costs are not recognized in the financial statements for stock options granted to employees and directors when issued at market value.

      Effective January 1, 2002, Canadian accounting standards require disclosure on a pro-forma basis of the impact on net income of using the fair-value method for stock options issued on or after January 1, 2002. If the fair-value method had been used, the effect on the Company's net income and net income per share for the three months ended March 31, 2002 would have been immaterial based on the number of stock options granted in this period.


6) SEGMENTED INFORMATION


                                                    THREE MONTHS ENDED MARCH 31, 2002
                                              -----------------------------------------------
(Stated in 000's)                            COPPER       IRON      EXPLORATION     CORPORATE
                                             -------     -------    -----------     ---------
REVENUE                                        4,653      17,122              -             -
COST OF OPERATIONS                            (2,374)    (12,667)             -             -
DEPRECIATION AND DEPLETION                    (1,084)     (1,177)             -             -
                                              ------      ------         ------        ------
OPERATING PROFIT                               1,195       3,278              -             -
                                              ------      ------         ------        ------
  General and administrative                     (87)         (9)             -        (1,586)
  Interest on long-term debt                    (525)       (705)             -             -
  Exploration expenses                             -           -         (2,878)            -
  Depreciation                                     -           -            (40)            -
                                              ------      ------         ------        ------
INCOME (LOSS) BEFORE THE FOLLOWING               583       2,564         (2,918)       (1,586)
                                              ------      ------         ------        ------
  Mining property shut-down costs                  -           -              -          (622)
  Interest income                                 36          24              6           128
  Foreign exchange gain/(loss)                     -         202 (1)         (9)          112
  Other income                                     2        (141)            31         3,077
                                              ------      ------         ------        ------
INCOME (LOSS) BEFORE INCOME AND CAPITAL
  TAXES                                          621       2,649         (2,890)        1,109
                                              ------      ------         ------        ------
  (Provision for) recovery of income and
    capital taxes                               (134)     (1,721)           472           582
                                              ------      ------         ------        ------
NET INCOME (LOSS)                                487         928         (2,418)        1,691
                                              ======      ======         ======        ======

(1) This amount excludes $3.95 million of realized foreign exchange losses arising from the foreign exchange contract discussed in Note 4 which became due during the quarter, as these losses had been previously accrued by the Company at December 31, 2001.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. dollars)
(Unaudited)
--------------------------------------------------------------------------------



6) SEGMENTED INFORMATION (CONTINUED)


                                                    THREE MONTHS ENDED MARCH 31, 2001
                                              -----------------------------------------------
(Stated in 000's)                            COPPER      IRON       EXPLORATION     CORPORATE
                                             -------    -------     -----------     ---------
REVENUE                                        5,220      12,815             --            --
COST OF OPERATIONS                            (2,191)     (7,666)            --            --
DEPRECIATION AND DEPLETION                      (988)     (1,757)            --            --
                                              ------     -------         ------        ------
OPERATING PROFIT                               2,041       3,392             --            --
                                              ------     -------         ------        ------
  General and administrative                    (121)        (94)          (223)         (768)
  Interest on long-term debt                  (1,050)     (1,114)            --          (402)
  Exploration expenses                            --          --           (881)           --
  Depreciation                                    --          --            (42)           --
                                              ------     -------         ------        ------
INCOME (LOSS) BEFORE THE FOLLOWING               870       2,184         (1,146)       (1,170)
                                              ------     -------         ------        ------
  Mining property shut-down costs                 --          --             --          (977)
  Interest income                                135          37              2           350
  Foreign exchange (loss)                         --     (13,013)           (64)         (445)
  Other income                                    --          --             --            60
                                              ------     -------         ------        ------
INCOME (LOSS) BEFORE INCOME AND CAPITAL
  TAXES                                        1,005     (10,792)        (1,208)       (2,182)
                                              ------     -------         ------        ------
  (Provision for) recovery of income and
    capital taxes                                 25       4,580             (7)         (360)
                                              ------     -------         ------        ------
NET INCOME (LOSS)                              1,030      (6,212)        (1,215)       (2,542)
                                              ======     -======         ======        ======


7) SUPPLEMENTARY CASH FLOW INFORMATION

   a) During the three months ended March 31, 2002, the Company exchanged its investment in GTL Resources Plc, which had a carrying value of $ 1.4 million, for an equity interest in Resource Investment Trust with a fair value of $1.9 million.

      Also, during that period, the Company completed the earn-in of a 100% interest in the Oyu Tolgoi project in Mongolia by paying cash of $1 million and by incurring an obligation to make a $4 million payment within one year.

     b)


                                                                             Three Months Ended March 31,
                                                                             ----------------------------
$(000)                                                                          2002              2001
                                                                                ----              -----
Interest paid                                                                    546              1,922
Income & capital taxes paid                                                      122                  7

8) SUBSEQUENT EVENTS

   a) In April 2002, the Company issued 17,450,000 Common Shares at a price of Cdn.$3.25 (U.S.$2.05) per share for total proceeds of Cdn.$56.7 million (U.S.$35.7 million).

   b) In April 2002, the Company agreed to issue 2,550,000 Special Warrants for total proceeds of approximately Cdn.$8.3 million (U.S.$5.2 million). Each Special Warrant will entitle the holder to acquire, at no additional cost, one Common Share at any time until the close of business on the fifth business day after the earlier of: (i) the date upon which the applicable Canadian provincial securities commissions issue receipts for the Company's final prospectus, and (ii) 120 days after the closing of the financing

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. dollars)
(Unaudited)
--------------------------------------------------------------------------------

8) SUBSEQUENT EVENTS (CONTINUED)


   c) In May 2002, the Company acquired a total of 29 million shares (representing 19.8% of the total outstanding shares) of Intec Limited, a company listed on the Australian Stock Exchange. Total consideration paid for this acquisition consisted of cash of $3,660,000 and 287,678 Common Shares of the Company with a fair value of $597,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

Net income for the quarter was $0.7 million or $ nil per share, compared with a loss of $8.9 million or $0.07 per share in 2001.

The Company spent a total of $ 2.9 million in exploration activities in the quarter, including $2.2 million on its Mongolian properties. At the end of January 2002, the Company acquired a 100% interest in the Oyu Tolgoi project in Mongolia by paying the sum of $1 million cash and incurring an obligation to make a final $4 million payment within a year. In early April 2002, the Company's cumulative exploration expenditures on the Oyu Tolgoi property exceeded $6 million, which completed the entire exploration obligations under the property earn-in agreement. An exploration budget of approximately $10 to $15 million is planned for 2002.

The Copper division's operating profit after depreciation and depletion decreased by $846,000.

The Iron division's operating profit after depreciation and depletion decreased by $114,000. The Iron division operating results do not include foreign exchange cash losses of $3.95 million realized in the quarter on the commitment discussed in Note 4 to the financial statements as the losses were previously accrued. Also, the 2002 quarterly operating expenses exclude $1.6 million of capitalized pre-stripping expenses.

Cash flow used for operations decreased from $6.7 million in 2001 to $0.5 million in 2002 attributed largely to a decrease in 2002 in the net change in non-cash working capital items.

At March 31, 2002 working capital was $6.9 million, including cash of $36.1 million compared with working capital of $5.7 million and cash of $25.8 million at the end of 2001. The $10.3 million increase in cash was mainly caused by the issuance of Common Shares totaling $15.4 million less expenditures on mining property, plant and equipment of $5.2 million.

In April of 2002, the Company raised a total of $40.9 million by issuing an aggregate of 20 million Common Shares and Special Warrants in order to finance expected future investments and exploration activities in Mongolia, and for working capital purposes.

OPERATIONS

COPPER OPERATION


                                                      Total operation              Company's 50% net share
                                                --------------------------      -----------------------------
                                                                   PERCENT                            PERCENT
                                                                  INCREASE                            INCREASE
COPPER                                            1Q'02   1Q'01  (DECREASE)     1Q'02    1Q'01       (DECREASE)
                                                  -----   -----  ---------      -----    -----        --------
Tonnes of Ore to heap        Tonnes (000's)       2,595   1,901        36%
Grade                        CuCn%                0.52%   0.62%       -16%
Strip ratio                  Waste/Ore             0.38    0.18       118%
Cathode production           Tonnes               6,485   7,071        -8%      3,243    3,536             -8%
Sales                        Tonnes               6,513   6,438         1%      3,257    3,219              1%
                             US$/pound                                         $ 0.69   $ 0.78            -12%
                             US$(000)                                           4,653    5,220            -11%
Cost of operations           US$(000)                                           2,374    2,191              8%
Operating profit             US$(000)                                           1,195    2,041            -41%


In 2002, in an effort to maintain the previous year cathode production level, JCCo increased the total tonnage mined in order to offset the decrease in both the grade mined and copper recoveries resulting from both the mining of clay ore and the increase stacking of run of mine ore.

As a result, higher fuel and equipment rental charges and higher maintenance charges of mining equipment constituted the majority of the increase in cost of operations.

The decrease in interest charges and interest income is attributed to lower loan and cash balances, respectively, and to lower interest rates.

IRON OPERATION

The production of iron products in both quarters was very similar as shown in the table below.

                                                                                     PERCENT
                                                                                     INCREASE
IRON                                                           1Q'02      1Q'01     (DECREASE)
                                              -------         -------    -------    ---------
Tonnes milled                                  (000's)          1,136      1,247        -9%
Concentrate production                          Tonnes        544,313    545,610         0%
Grade                                            DTR %            51%        46%         9%
Pellet production                               Tonnes        533,495    534,858         0%
Pellet sales                                    Tonnes        587,185    401,329        46%
Sales                                        US$/tonne            $29        $32        -9%
                                              US$(000)         17,122     12,815        34%
Cost of operations                            US$(000)         12,667      7,666        65%
                                             US$/tonne            $22        $19        13%
Operating profit                              US$(000)          3,278      3,392        -3%

The majority of the decrease in the sales unit price is due to increased commission charges in 2002 and higher sales of concentrate in the first quarter of 2001.

The increase in the cost of operations is mainly attributed to higher tonnage sold and higher mining and processing costs. The majority of the increase in mining costs is attributed to higher fuel, drilling and blasting and equipment rental charges. The increase in processing costs is mainly attributed to higher electricity and maintenance charges less a decrease in depreciation charges resulting from the $53.8 million write-down of capital assets at the end of 2001.

The Iron division operating results do not include the foreign exchange cash losses realized in the quarter on the commitment discussed in Note 4 to the financial statements as these losses were previously accrued. The cash losses realized in the first quarter of 2002 totaled $3.95 million. Also, the 2002 quarterly operating expenses exclude $1.6 million of capitalized pre-stripping expenses. If these cash losses and the deferred pre-stripping expenses had been included in operations, the $3.3 operating profit for the second quarter of 2002 would have been an operating loss of $2.3 million.

The decrease in interest expense is mainly attributed to the reduction in related party loans at the end of 2001.

The decrease in the foreign exchange loss is attributed to the strengthening of the Australian currency against the U.S. currency. The Australian dollar hit a low point of US$0.5069 per Australian dollar at the end of January 2002. By the end of March 2002, the Australian dollar had increased by 5% to US$0.5328. The resulting reduction in accrued foreign exchange losses on the Company's U.S. dollar commitment exceeded the increase in foreign exchange losses on the Company's Australian monetary assets.

GOLD

The majority of expenditures on the Korea projects were capitalized in the first quarter of 2002 and the Company expects to start production at its Eunsan gold and silver mine in the second quarter of 2002. The Bakyrchik gold mine produced a total of 720 ounces of gold in the first quarter of 2002. The revenues from this mine are netted against the mine's care and maintenance costs.

EXPLORATION

Exploration expenses in the first quarter totaled $2.9 million compared to $0.9 million in 2001. The $2.0 million increase is a result of the increased activities in the Mongolia Oyu Tolgoi property. An exploration budget of approximately $10 to $15 million is planned for 2002.

CORPORATE

The increase in general and administrative expenses is mainly attributed to higher consulting and travel expenses related to the Company's financing efforts during the quarter.

The decrease in mining property shut-down costs is mainly attributed to the gold revenues netted against the care and maintenance costs at the Bakyrchik gold mine and the reduction of the care and maintenance costs at the Bjonevatn iron ore mine. The Company intends to divest itself of the Bjonevatn facilities in the second quarter of 2002.

Other income for $3.0 million resulted mainly from the receipt in January of 2002 of 3.78 million shares of Olympus Pacific Minerals Inc. ("Olympus") and $1.32 million in cash. The receipt of these proceeds resulted from the renegotiation of the $3.75 million receivable from Olympus as a result of the 1997 sale of the Company's Vietnam exploration properties. This receivable was written-off by the Company in previous years.




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LIQUIDITY

In the first quarter of 2002, the Savage River operation received a total of A$9.4 million from its lenders to offset the exchange losses generated by the U.S. dollar exchange commitment.

In April of 2002, the Company raised a total of $40.9 million by issuing an aggregate of 20 million Common Shares and Special Warrants of the Company. The proceeds will be used for funding future investments and exploration in Mongolia, and for working capital purposes.